Via Facsimile and U.S. Mail
Mail Stop 6010

May 23, 2007

Mr. David M. Mott
Chief Executive Officer, President and
      Vice Chairman
MedImmune, Inc.
One MedImmune Way
Gaithersburg, MD 20878

      Re: MedImmune, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2006
               File No. 0-19131

Dear Mr. Mott:

      We have completed our review of your Form 10-K and have no further comments at this time.

               Sincerely,

               James Atkinson
               Branch Chief